Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements and Report of Independent Registered
Public Accounting Firm Pursuant to Rule 17a-5
Public

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43093 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Weitzel Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- ■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 John F Kennedy Rd Suite 103
(No. and Street)

| Dubuque | IA | 52002 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Timothy J. Weitzel | 563-583-6020 | tweitzel@weitzelfinancial.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

| 9221 Corbin Avenue, Suite 165 | Northridge | California | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/2018 | 6517 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _Timothy J. Weitzel._____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Weitzel Financial Services, Inc._____, as of _December 31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



RAY A QUINT
Commission Number 710099
My Commission Expires
05/22/2022

Notary Public

Signature: _____

Title: _____
Owner / President

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Weitzel Financial Services, Inc.:

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Weitzel Financial Services, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
February 4, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

*Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle*

# Weitzel Financial Services, Inc.
## Statement of Financial Condition
### December 31, 2021

**Assets**

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 218,032 |
| Commissions Receivable | | 625,045 |
| FINRA Holding Account | | 710 |
| Prepaid Expenses | | 18,302 |
| Furniture, Equipment, and Leasehold Improvements, net | | 173,401 |
| Intangible Assets, net | | 26,000 |
| Right of Use Asset | | 152,481 |
| Total Assets | $ | 1,213,971 |

**Liabilities and Stockholders' Equity**

**Liabilities**

| | | |
|---|---|---|
| Accounts Payable | $ | - |
| Commissions Payable | | 56,191 |
| Deferred Rental Income | | 3,163 |
| Accrued Payroll & Benefits | | 12,228 |
| Operating Lease Liability | | 155,542 |
| Total Liabilities | | 227,124 |

**Stockholders' Equity**

| | |
|---|---|
| Common Stock, No Par Value, 1,000,000 Shares Authorized | |
| 2,000 Shares Issued and Outstanding | 20,000 |
| Additional Paid-In Capital | 46,192 |
| Retained Earnings | 920,655 |
| Total Stockholders' Equity | 986,847 |
| Total Liabilities and Stockholders' Equity | $ 1,213,971 |

The accompanying notes are an integral part of the financial statements.

# Weitzel Financial Services, Inc.
## Notes to Financial Statements
## December 31, 2021

### NOTE 1. Summary of Significant Accounting Policies

#### *Organization and Nature of Operations*

Weitzel Financial Services, Inc. (the Company) is a registered broker/dealer and a member of the Financial Industry Regulatory Authority, Inc ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is registered with the Securities and Exchange Commission ("SEC").

The Company was originally formed as an Iowa domiciled corporation in October of 1969 for general business purposes under the name of Builders Development Corporation. Weitzel Financial Services, Inc. was established in August 1990. The Company has operated as a registered broker/dealer and independent insurance agency since January 1991 and has been offering investment advisory services since September 2017. The Company conducts business activities involving mutual funds, variable life insurance and annuities, and municipal fund securities (529 plans only), along with providing investment advisory services in financial planning and portfolio management.

The Company operates under the provision of a non-covered firm. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3. Essentially, the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to invest directly with the fund into which the customer is investing.

#### *Basis of Presentation*

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

#### *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

### NOTE 1. Summary of Significant Accounting Policies (Continued)

#### Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

#### Commissions Receivable

Commissions receivable are uncollected obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivables are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on commissions receivable. Management believes that, based on industry practice and collection history, the commissions receivable balance at December 31, 2021, is collectable in full and accordingly, no allowance for doubtful accounts has been recorded.

#### Property and Equipment

Property and equipment, net are recorded net of accumulated depreciation and summarized by major classifications as follows:

|  |  | Useful Life |
|---|---|---|
| Leasehold Improvements | $ 16,959 | 39 years |
| Equipment | 20,220 | 5-10 years |
| Vehicles | 209,457 | 5 years |
|  | 246,636 |  |
| Less: accumulated depreciation | (73,235) |  |
| Property and equipment, net | $ 173,401 |  |

Depreciation expense is recognized on a straight-line basis and totaled $33,514 for the year ended December 31, 2021.

Expenditures for maintenance and repairs are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any related gain or loss is reflected in income for the period.

*__Right of Use Assets__*

Right of use assets are stated at the net present value of future minimum lease payments discounted at the Company's estimated incremental borrowing rate of 1.67%. Right of use assets are amortized over the lease term by the difference between the straight-line lease expense and the lease liability accretion.

*__Intangible Assets__*

Intangible assets, net are recorded net of amortization and summarized as follows:

|  |  | Useful Life |
|---|---|---|
| Client List | 47,000 | 15 years |
|  | 47,000 |  |
| Less: accumulated amortization | (21,000) |  |
| Intangible Assets, net | $ 26,000 |  |

Amortization expense totaled $2,000 for the year ended December 31, 2021.

*__Impairments__*

Management reviews assets on an annual basis for possible impairment. Management considers assets to not be impaired and therefore has not recorded any impairment loss.

# Weitzel Financial Services, Inc.
## Notes to Financial Statements
### December 31, 2021

## NOTE 1. Summary of Significant Accounting Policies (Continued)

### *Income Recognition*

Revenue is divided into three categories: Mutual Funds Commission Revenue, Commission Revenue, and Other Income.

The Company generates two types of revenue in the Mutual Fund Commission Revenue and three types of revenue in the Commission Revenue. The categories are as follows: sales-based commission revenue that is recognized at the point of sale on the trade date, trailing commission revenue that is recognized over time as earned, and Registered Investment Advisor ("RIA") fees that are recognized over time as earned.

Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable. Registered Investment Advisor Fees are based on an individual agreement between the client and the firm. The fee for RIA Portfolio Management Fees and RIA Solicitor Fees are a designated percentage of the market value of the clients' investment holdings as of quarter end. As they are based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

# Weitzel Financial Services, Inc.
## Notes to Financial Statements
## December 31, 2021

## NOTE 1. Summary of Significant Accounting Policies (Continued)

### _Income Recognition (Continued)_

The following table represents our sales-based and trailing commission revenues disaggregated by product category for the year ended December 31, 2021:

| | | |
|---|---|---:|
| Mutual Funds Commission Revenue | | |
| Sales- Based | $ | 27,306 |
| Trailing Revenue | | 157,161 |
| Commission Revenue | | |
| Sales- Based | | |
| Muni Fund Security | | 1,066 |
| Variable Annuities | | 140,341 |
| Insurance & Annuities | | 8,710 |
| Trailing Revenue | | |
| Muni Fund Security | | 3,231 |
| Variable Annuities | | 393,542 |
| Total Mutual Funds & Commission Revenue | $ | 731,357 |
| | | |
| RIA Advisory Fees | | |
| Portfolio Management Fees | | 2,043,514 |
| Financial Plan Fees | | - |
| Solicitor Fees | | 20,803 |
| Total RIA Advisory Fee Revenue | $ | 2,064,317 |

## NOTE 1. Summary of Significant Accounting Policies (Continued)

### Recently Issued Accounting Pronouncements

The Financial Account Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

### Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company's management paid a distribution of $300,000 on January 7, 2022.

## NOTE 2. Advertising Costs

The Company's management has elected to expense advertising costs as they are incurred. Advertising costs were $3,196 for the year ended December 31, 2021.

## NOTE 3. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. The Company operates in the Northeastern Iowa, Southwestern Wisconsin, and Northwestern Illinois areas. This demographic makes the Company dependent upon the respective regions' economic conditions.

## NOTE 4. Simple IRA

The Company offers its employees a Simple IRA plan. Employees must earn at least $5,000 per year during any one preceding year and be expected to earn at least $5,000 in the current year to be eligible to participate in the plan. Employer and employee contributions are vested immediately. The Company will contribute 100 percent of the first 3 percent of compensation that employees contribute to the plan. The Simple IRA match was $12,590 for the year ended December 31, 2021.

## NOTE 5. Income Taxes

Effective November 1, 2013, the Company elected to be taxed as an S Corporation, whereby income is reported in the stockholders' income tax returns. As a result, no federal income tax provision is made by the Company.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2021, the IRS and state authorities have not proposed any adjustment to the Company's tax position.

### NOTE 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 at December 31, 2021, and the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2021, the Company had net capital of $694,732 which was $689,732 in excess of its required net capital of $5,000 and its aggregate indebtedness was $74,643. The Company's ratio of aggregated indebtedness to net capital was .11 to 1 at December 31, 2021.

### NOTE 7. Lease

The Company has obligations as a lessee for office space and office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options. Since the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognize as variable costs when incurred.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the statement of financial condition.

The Company leases its office space under an operating agreement that expires July 2023.

## NOTE 7. Lease (continued)

Other information related to leases at December 31, 2021:

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases $ 92,560

ROU assets obtained in exchange for lease obligations:
Operating Leases $ 372,637

Reductions to ROU assets resulting from reductions to lease obligations:
Operating Leases $ (92,704)

Weighted average remaining lease term:
Operating leases - 1.5 years

Weighted average discount rate:
Operating leases - 1.67%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments. Maturities or lease liabilities for office space under a noncancelable operating lease as of December 31, 2021 is as follows:

| Year Ended December 31, | | Total |
|---|---|---|
| 2022 | $ | 99,229 |
| 2023 | | 58,481 |
| Total undiscounted lease payments | $ | 157,710 |
| Less: Imputed interest | | (2,168) |
| Total lease liabilities | $ | 155,542 |

### NOTE 7. Lease (continued)

The total expense for the year ended December 31, 2021 relating to the office lease was $96,497. Total rent expense for the year was $96,451.

### NOTE 8. Contingencies

The Company has no commitments or guarantees against the assets of the Company. In addition, they have no contingencies regarding litigation or arbitration.

### NOTE 9. COVID-19 Impact

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### NOTE 10. PPP Loan Payable

The Company incurred indebtedness under the CARES Act and received the loan proceeds of $97,010 on May 18, 2020. The loan has a 1% fixed annual interest rate. There are no prepayment penalties on the loan. The Company received forgiveness on the loan proceeds of $97,010 on April 21, 2021 and is included in revenues on the statement of income.